
November 18, 2010

By U.S. Mail and Facsimile to: (973) 740-5264

Scott T. Parker
Executive Vice President and Chief Financial Officer
CIT Group Inc.
505 Fifth Avenue
New York, New York 10017

> **Re: CIT Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 001-31369**

Dear Mr. Parker:

We have reviewed your response to our letter dated October 15, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended September 30, 2010

Note 2 – Prior Period Revisions, page 8

1. We note your disclosures related to "immaterial errors" that impacted your 2010 first and second quarter results and had a minor impact on your post-emergence December 31, 2009 balance sheet. Please address the following:

     a. Please provide us with your SAB 99 materiality analysis as support for your conclusion that the impact of the errors on your December 31, 2008, March 31, 2010 and June 30, 2010 financial statements was not material, including an indication as to whether this matter was discussed and approved by your audit committee. Further, please tell us your independent auditor's views, observations, and conclusions on the analysis

     b. Quantify for us the amount of the adjustments that were due to FSA accounting versus the amount of the adjustments that related to "other errors".

     c. With respect to the errors identified related to your provision for loan losses, please tell us whether they related to FSA valuation adjustments or whether they were related to changes or deficiencies in your allowance for loan losses methodology. If the later, please tell us whether you have subsequently changed your allowance for loan losses policy or methodology as a result of correcting these errors.

     d. Please tell us whether and/or how you considered the impact that the identification and correction of these errors had on your conclusion that both disclosure controls and procedures and internal control over financial reporting were effective for all periods.

Note 10 – Commitments, page 23

2. We note your response to prior comment 1 from our letter dated October 15, 2010. We also note your revised disclosures related to your Deferred Purchase Agreements (DPA) on page 24. Please address the following:

     a. Please tell us in greater detail why there is such a significant gap between the actual loss rates incurred and your recorded reserve as a percentage of the maximum exposure. In your response, provide specific reason(s) for the difference (i.e. is it partially due to the difference in lives of on- and off-balance sheet loans?).

     b. Please tell us why you are aggregating the loss experience for both on- and off-balance sheet loans in determining your reserve.

     c. Please tell us whether you use different loss rates for the different types of loans covered by these agreements. If so, please tell us what those loss rates are by loan category and how you weight them in your calculation.

       d. Please tell us whether you consider other competitor entities' reserve levels for similar type products when determining whether your recorded reserve is appropriate. If so, please provide us with the industry information you use and how you factor that into your calculation.

You may contact Brittany Ebbertt at (202) 551-3572 or me at (202) 551-3474 with any questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant